September 17, 2012

Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

Re:	SEI Investments Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
Filed August 2, 2012
File No. 000-10200

Dear Ms. Hayes:

We are responding to your letter of August 21, 2012 concerning the above-captioned filings of SEI Investments Company (SEI). In this letter we have restated your comment and follow it with our response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Base Salary, page 8

1.
Regarding your response to prior comment 9 of our letter dated June 11, 2012, please provide disclosure as it would have appeared in your 2012 proxy statement that explains how the Compensation Committee and Board assess the competitiveness of your compensation program. Please also include disclosure explaining that the peer group information discussed on page 11 is used only in connection with your Chief Executive Officer’s compensation.

Response

The disclosure as it would have appeared in our 2012 proxy statement that explains how the Compensation Committee and Board assess the competitiveness of our compensation program would have been as follows:

The Compensation Committee seeks to recommend base salaries for management employees at levels that it believes are competitive with salaries paid to management with comparable qualifications, experience and responsibilities at companies of comparable size engaged in the same or similar businesses as SEI, taking into account the other elements of compensation (such as incentive compensation and equity compensation) although the Committee does not conduct any review or analysis of comparable salary arrangements, or have any explicit targeted positioning of salaries, and has not retained a compensation consultant to advise it on compensation matters, except for the retention of Mercer in 2010 as described under “Retention of Compensation Consultant”, below. The peer group information discussed under the caption “Retention of Compensation Consultant” was used only in connection with your Chief Executive Officer's compensation and does not form the basis of the Compensation Committees views on the competitiveness of the Company's compensation program for other executive officers.

Since 1992, the Compensation Committee has minimized base salary increases for executive officers, although in December 2009, the Committee did make certain base salary increases for its executive officers as described in the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders. No base salary adjustments for the executive officers named in the Summary Compensation Table were made in 2011.
As disclosed in the proxy statement under the caption “Retention of Compensation Consultant”, the Compensation Committee of the Board retained an independent compensation consultant to consider the compensation of our Chief Executive Officer and received a report in January 2011 that compared the compensation of our Chief Executive Officer to the Chief Executive Officers of a peer group of the Company's described under that caption.

The Committee and the Board based their understanding of levels of compensation that they believe are competitive and that form the basis of a compensation program that seeks to be competitive based on their general knowledge of, and experience with, our compensation practices over an extended period and conversations with our officers over that period (including the relative values derived by executives from incentive compensation and equity compensation as well as base salary), the turnover in the executive officer group over an extended period, their general knowledge of compensation practices of other companies, including, but not limited to, companies in the peer group described in the consultant's report, and their understanding of compensation practices at other companies derived from their review of compensation packages of persons hired from other firms who compete with us. In the future, we may consider retaining a compensation consultant to provide input with respect to our compensation practices for senior officers compared to a peer group.

We note for the staff's information that during the second quarter of 2012, the Compensation Committee retained an independent compensation consultant and is currently reviewing with that consultant what, if any, peer group analysis of executive compensation the Committee should consider in reviewing executive officer compensation generally.

2011 Incentive Compensation Awards, page 10

2.	We note your response to prior comment 10 of our letter dated June 11, 2012.

•
While we note from your response and proxy disclosure that the incentive compensation awards are not formulaic in nature, we note that the performance targets referenced in our comment were factors considered by the Committee in awarding incentive compensation for Messrs. Loughlin, Meyer and Ujobai. As such, we continue to believe that disclosure of such targets is required pursuant to Regulation S-K Item 402(b). Please provide us with proposed disclosure that addresses prior comment 10 or with a competitive harm argument consistent with Instruction 4 to Regulation S-K Item 402(b).

•
To the extent that you wish to rely on Instruction 4 to Regulation S-K Item 402(b) to exclude the performance target levels from your disclosure, please provide an analysis that demonstrates how disclosure of the target levels would result in competitive harm to you. In responding to this comment, please refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

•
If you provide a competitive harm argument, please also provide proposed disclosure discussing how difficult it will be for the named executive officer or for the business unit to achieve the undisclosed target levels. See Instruction 4 to Regulation S-K Item 402(b).

Response

The targets referred to in the response and in the proxy statement were not established for purposes of determining incentive compensation. Rather they were established as a management tool to establish stretch financial goals for the Company's financial and operational planning and strategic purposes. As such, while the Compensation Committee was aware of the targets as part of their general oversight of the business and affairs of the Company as members of the Board of Directors, the Compensation Committee did not adopt the targets as an explicit basis for incentive compensation determination and the targets were merely one of the many quantitative and qualitative factors, no one of which by itself was material, that were considered by one or more of the members of the Compensation Committee as they determined the incentive compensation awards on a non-formulaic, discretionary basis. As such, we do not believe that the targets are subject to disclosure under Item 402(b).

However, in the interests of providing additional disclosure, the principal financial planning targets during 2011 for the units headed by each of the named executive officers were:

(in thousands)	Institutional Investors (Mr. Loughlin)	Investment Managers (Mr. Meyer)	Private Banks (Mr. Ujobai)
Net Operating Income Target	$105,000	$63,000	$20,000
Net Operating Income Achieved (Percent of Target)	98%	98%	45%

Net Revenue Target	$215,000	$181,000	$365,000
Net Revenue Achieved (Percent of Target)	98%	98%	95%

Form 10-Q for Quarterly Period Ended June 30, 2012

Notes to Consolidated Financial Statements, page 7

Note 5 – Fair Value Measurements, page 12

3.
We note your responses to prior comments 13 and 14 of our letter dated June 11, 2012, as well as your disclosures on page 12 regarding securities valuations. We note that you use the services of independent pricing firms in the valuation of both your agency securities (classified as Level 2) and SIV securities (classified as Level 3) and that in both cases the fair value is based on the prices provided by the independent pricing vendors without adjustment. Please address the following.

•
Tell us and revise your disclosure in future filings to describe the procedures you performed to validate the prices you obtained to ensure that the fair value determination is consistent with ASC 820. In this regard, we note that for your agency securities you receive a report of the independent pricing vendor’s valuation techniques and types of inputs used to assist you with determining the appropriate classification with the fair value hierarchy, but it is not clear whether you perform any procedures to ascertain whether the pricing methodology complies with ASC 820. It is also not clear whether you perform these types of validation procedures for your SIV securities when broker quotes are not available and there is not sufficient trading activity to compare to current market transactions.

•
To the extent that you do not perform such validation procedures on the information received from third party pricing vendors, please tell us how you were able to conclude that you have complied with GAAP with respect to fair value measurements and have effective internal controls over financial reporting (ICFR).

Response

We believe that our internal controls over financial reporting with respect to fair value measurements were effective to ensure compliance with generally accepted accounting principles. In response to the Staff's comment, we will enhance our disclosures to describe in further detail the procedures we take to ensure that the fair value of our financial instruments is consistent with ASC 820.

Our financial instruments classified within Level 2 of the fair value hierarchy consist entirely of Federal Home Loan Bank and other U.S. government agency short-term notes, high investment grade commercial paper and GNMA Guaranteed Mortgage Pass Thru Certificates held in accounts at well established financial institutions. The Federal Home Loan Bank and other U.S. government agency short-term notes and high investment grade commercial paper were purchased as part of a cash management strategy in an attempt to improve yields on excess cash balances and without increased investment risk. Our policy only permits the use of financial instruments with a maximum final stated maturity of 13 months or less but a targeted duration of only 3 to 6 months. Additionally, all securities must be denominated in the U.S. dollar, must be top tier investment grade at the time of purchase, include government and corporate securities only, and positions per issuer must be less than ten percent excluding U.S. government securities. The GNMA Guaranteed Mortgage Pass Thru Certificates were purchased for the sole purpose of satisfying specific regulatory requirements imposed on our wholly-owned limited purpose federal thrift subsidiary. The imposed regulatory requirements on our thrift are primarily directed at financial institutions permitted to accept deposits and provide lending services. However, we do not, nor are we permitted to perform such services and our ability to comply with the imposed regulatory requirements can only be achieved through the ownership of GNMA securities. As a result, our Level 2 financial instruments are limited to these types of fixed income securities.

Our selection of a financial institution for the purpose of purchasing securities considered a number of various factors including, but not limited to, securities pricing policies and procedures utilized by that financial institution. Each financial institution utilizes the services of an independent pricing vendor to price securities. As stated in our response to prior comment 14, each financial institution provided information pertaining to the independent pricing vendor's valuation techniques and the types of inputs utilized in those techniques by asset class. We analyzed this information for the purpose of classifying the securities owned by us into an appropriate level within the fair value hierarchy. However, this information was designed specifically to provide transparency into the evaluated pricing methodologies, processes, models and inputs by various asset classes for the purpose of ensuring compliance with the requirements in ASC 820. We evaluated this information not only for proper classification within the fair value hierarchy but also to ensure that each pricing model for each asset class we wanted to purchase provided the fair value of those specific securities in accordance with generally accepted accounting principles. Our due diligence of the independent pricing vendor's models and inputs primarily included a discussion with the pricing vendors and comparisons of prices with other pricing vendors and prices of similar assets. The level of due diligence required depended on the type of security we planned on purchasing. We were provided the identity of each pricing vendor and the security pricing information was prepared by the pricing vendor and reviewed by management. A pricing vendor is also held to quality control standards of each financial institution. Subsequent to a purchase, we would continually monitor the price of each security purchased for any unanticipated deviations from the previously quoted price or deviations from anticipated changes in a security's price based upon our assessment of market factors and other factors relative to a specific issue expected to affect a security's price. In the event a security price changed in excess of our pre-established tolerance levels, we would perform additional reviews and analysis. This may include comparing a security's price as determined by other independent pricing vendors. Additionally, we periodically perform inquiries with each financial institution about their pricing policies and procedures to ensure continual compliance with ASC 820.

Our Level 3 financial instrument is mainly the senior note obligations issued by Gryphon (formerly Cheyne). We purchased this SIV security, as well as other SIV securities, from three SEI-sponsored money market mutual funds (the Funds) because the SIV securities, including Gryphon failed to make principal and interest payments on their outstanding notes on their scheduled maturity dates. We started purchasing the Gryphon notes from the Funds in late 2008 and by late 2009 we had purchased all of the Gryphon notes from the Funds. This occurred during the financial crisis and was the result of a very unusual one-time event that we do not expect to repeat. We do not, nor do we expect to own any other significant positions in illiquid securities that would be classified as Level 3 within the fair value hierarchy. As stated in our response to prior comment 13, we have contracted with an independent valuation firm to provide us with the estimated fair value of this SIV security. This firm utilizes a net-asset approach that attempts to value the underlying collateral of the SIV security through the use of industry accepted and proprietary valuation techniques and models. Our selection of the independent valuation firm was based upon a review of their modeling techniques and assumptions utilized within their models for each asset class rather than at a specific security level. We also considered the reputation of the valuation firm and their expertise associated with SIV securities and other types of illiquid securities. Finally, we confirmed prior to selection of a valuation firm that the estimated fair value conformed to generally accepted accounting principles. Prior to contracting with any independent valuation firm, we analyzed various modeling techniques and determined that the net-asset approach to be the most widely utilized and industry accepted approach to estimate the fair value for SIV securities. We believe this was substantiated by the minor differences recognized between actual sale prices of other SIV securities we owned to the estimated fair value of those SIV securities determined by the net-asset approach. Although we are a financial services firm, our investment management service specializes in creating investment models and monitoring style specific investment managers. We do not specialize in specific security selection for our investment products but rather sub-contract those services to various investment managers that specialize in various styles.

At the end of each quarter, we receive a report of the estimated fair value of the Gryphon portfolio from the independent valuation firm. This report provides a detailed description of the modeling techniques and types of inputs used for each major asset class which is reviewed to ensure consistent application since the initial selection of the valuation firm. Additionally, we receive the estimated fair value of each individual security that comprises the underlying collateral which is compared to the previous quarter's estimated fair value to identify any significant fluctuations. Also, we initiate a discussion with the independent valuation firm to review the results of their report. Typical topics discussed include economic factors that affect assumptions relative to specific asset classes or the entire portfolio, the capital structure of the Gryphon Trust, changes to cash flow projections, explanations for significant changes in the estimated fair value of an individual security and other factors that may be deemed critical to the estimated fair value of the Gryphon portfolio at that date. Additionally, our finance professional will analyze, if any, offers, bids or trades relative to the Gryphon notes. In the event these items exist, we will compare them to the estimated fair value received from the independent valuation firm. There have not been any recent trades for the Gryphon Notes. There are limited offers quoted, however we have concluded that these offers do not represent fair value and are “bottom-fishing” offers. Finally, the report of the estimated fair value of the Gryphon Notes and the results of our quarterly analysis are presented to the Chief Financial Officer and the Chief Accounting Officer for their review and approval.

In addition, we hereby acknowledge that

SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company